UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

The AES Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

 (Title of Class of Securities)

00130H-10-5

 (CUSIP Number)

Gao Xiqing
Terrific Investment Corporation
New Poly Plaza
25th floor
No.1 Chaoyangmen Beidajie
Dongcheng, Beijing 100010, China
Facsimile: +86 (10) 6653 3378

With a copy to

Paul J. Shim, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY  10006
Facsimile: 212-225-3999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2010

    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13D CUSIP No. 00130H-10-5	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

China Investment Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _____
(b) _____

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization

People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	125,916,343
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	125,916,343

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
125,916,343

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
15.8%

14.	Type of Reporting Person (See Instructions)
CO

Schedule 13D CUSIP No. 00130H-10-5	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Terrific Investment Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _____
(b) _____

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization

People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	125,468,788
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	125,468,788

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
125,468,788

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
15.8%

14.	Type of Reporting Person (See Instructions)
CO

Schedule 13D CUSIP No. 00130H-10-5	Page 4 of 10

Item 1.  Security and Issuer

This statement on Schedule 13D (this "Statement") relates to common stock, par value $0.01 per share (the “Common Stock”), of The AES Corporation, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 4300 Wilson Boulevard, Arlington, VA 22203.

Item 2.  Identity and Background

(a)           This Statement is filed by and on behalf of China Investment Corporation (“CIC”) and Terrific Investment Corporation (“Terrific” and, collectively with CIC, the “Reporting Persons”).

(b) – (c)

CIC is a corporation established under the Company Law of the People's Republic of China.  The address of CIC's principal office is New Poly Plaza, No.1 Chaoyangmen Beidajie, Dongcheng District, Beijing, 100010, People’s Republic of China.  CIC is an investment holding company.

Terrific is a corporation established under the Company Law of the People's Republic of China.  The address of Terrific's principal office is New Poly Plaza, No.1 Chaoyangmen Beidajie, Dongcheng District, Beijing, 100010, People’s Republic of China.  Terrific is an investment holding company and a wholly-owned subsidiary of CIC.

(d) – (e)

The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth in Schedule A hereto.

Neither of the Reporting Persons, or, to the best of their knowledge, any of the persons listed on Schedule A hereto, have, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to a stock purchase agreement, dated November 6, 2009, by and between Terrific and the Issuer (the “Stock Purchase Agreement”), Terrific, on March 15, 2010, completed the acquisition of 125,468,788 shares of Common Stock from the Issuer in a private placement for a purchase price of $1,580,906,728.80, at a price per share of $12.60 in cash (the “Acquisition”).  The funds for the Acquisition were provided from the working capital of CIC and its affiliates.  On March 12, 2010, Terrific entered into a stockholder agreement (the “Stockholder Agreement”) with the Issuer.  On March 9, 2010, final regulatory approval was received for the Acquisition.

References to, and descriptions of, the Acquisition, the Stock Purchase Agreement and the Stockholder Agreement set forth herein are qualified in their entirety by reference to the copies of the Stock Purchase Agreement and the Stockholder Agreement included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Schedule 13D CUSIP No. 00130H-10-5	Page 5 of 10

Item 4.  Purpose of Transaction

The Acquisition is made as a long-term financial investment.

Pursuant to the Stockholder Agreement, on the later of forty-five (45) days following the Acquisition and designation by Terrific of a qualified nominee, the Issuer shall increase the size of the board of directors of the Issuer (the “Board”) by one director and the Board shall fill this vacancy with the qualified nominee.  In addition, until such time as Terrific's equity interest in the Issuer is 5% or less (the “Investor Rights Termination Event”), at each annual meeting of the stockholders of the Issuer, the Board shall nominate and recommend for election a qualified nominee designated by Terrific to serve as a director on the Board and shall use its reasonable best efforts to cause such person to be elected to serve as a director on the Board (provided that at any given time, only one qualified nominee designated by Terrific may serve on the Board).

Upon execution of the Stock Purchase Agreement, CIC and the Issuer executed a letter of intent with respect to a possible acquisition by CIC of a 35% interest in the global wind generation business of the Issuer, including wind power generation assets of the Issuer located in the United States, China, France, Scotland and Bulgaria, but excluding the assets located in Brazil.  The letter of intent is generally non-binding and is subject to documentation of definitive agreements as well as due diligence by CIC of the Issuer’s wind generation business.  There can be no assurance that the parties will execute definitive agreements with respect to such transaction or, if such agreement is executed, whether such transaction will be consummated.

Except as stated above, there are no plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.  Interest in Securities of the Issuer

(a)           As of the date hereof, Terrific may be deemed to be the beneficial owner of 125,468,788 shares of Common Stock, constituting approximately 15.8% of the total issued and outstanding shares of Common Stock of the Issuer as of the date hereof.  By virtue of its 100% ownership and control of Terrific, CIC may be deemed to share beneficial ownership of these shares of Common Stock together with 447,555 shares of Common Stock held by another subsidiary of CIC as part of a securities investment portfolio, for a total of 125,916,343 Common Shares.

(b)           As of the date hereof, CIC and Terrific may be deemed to have the shared power to vote and dispose, or direct the vote or the disposition of, 125,468,788 shares of Common Stock, constituting approximately 15.8% of the total issued and outstanding shares of Common Stock of the Issuer as of the date hereof.  In addition, CIC shares the power to direct and dispose, or direct the voting and disposition of, 447,555 shares of Common Stock with another wholly-owned subsidiary, for a total of 125,916,343 Common Shares.

(c)           In addition to the Acquisition, on February 12, 2010, the wholly-owned subsidiary of CIC referred to in paragraph (b) above disposed of 1,000 shares of Common Stock at a price per share of $11.7735 by means of brokerage transactions carried out by its investment manager and settled through facilities of The Depository Trust & Clearing Corporation (DTCC).  To the knowledge of the Reporting Persons, there have been no other transactions in Common Shares during the past sixty days by the applicable persons.

(d) – (e)                       Not applicable.

Item 6.  Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

The Stockholder Agreement subjects Terrific's shares to certain restrictions on voting and transfer.

Schedule 13D CUSIP No. 00130H-10-5	Page 6 of 10

Pursuant to the Stockholder Agreement, Terrific shall have full voting rights with respect to its shares and may vote or cause to be voted all of its shares in such manner as it determines, except that until the occurrence of an Investor Rights Termination Event, at any stockholders' meeting or under any other circumstances upon which a vote, consent or other approval (including any written consent) is sought, Terrific shall vote and cause to be voted all of its shares in the manner recommended by the board of directors of the Issuer with respect to (i) the election of directors of the Issuer (or procedures applicable to the election of directors) or (ii) matters relating to equity incentive plans or other employee or director compensation matters.   Terrific has granted a proxy to the Issuer for the voting of its shares with respect to matters described in (i) and (ii) of the preceding sentence.

Pursuant to the Stockholder Agreement, until the occurrence of an Investor Rights Termination Event and subject to certain exceptions specified therein, Terrific shall not, and shall not permit its affiliates to, without the prior written consent of the Issuer, (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Issuer or any material subsidiary thereof, or of any successor to the Issuer, or any material assets of the Issuer or any material subsidiary or division thereof or of any such successor other than as expressly provided therein; (ii) make, or in any way participate, directly or indirectly, in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Issuer; (iii) form, join or in any way participate in a group, in connection with any of the foregoing; (iv) tender any shares of Common Stock beneficially owned by Terrific or its affiliates to a third party which makes or intends to make an unsolicited acquisition proposal to the Issuer or provide debt or other financing in connection with such unsolicited proposal; or (v) grant any proxy to a third party in respect of any shares of Common Stock beneficially owned by Terrific or its affiliates, except as expressly provided therein.

Pursuant to the Stockholder Agreement, prior to the date that is 12 months following the signing of the Stockholder Agreement (the “Lockup Date”), Terrific shall not, and shall cause its affiliates not to, directly or indirectly, without the prior written consent of the Issuer, transfer, sell, hedge, assign, gift, pledge, encumber, hypothecate, mortgage, exchange or otherwise dispose of (including through the sale or purchase of options or other derivative instruments with respect to the Common Stock or otherwise) by operation of law or otherwise (with certain exceptions specified therein) (“Transfer”), all or any portion of its shares, or its economic interest in the shares.  After the Lockup Date, Terrific shall not, and shall cause its affiliates not to, Transfer all or any portion of its shares, except (i) pursuant to its registration rights in a widely-distributed public offering, (ii) pursuant to Rule 144 of the Securities Act, (iii) for Transfers in order to reduce its equity interest in the Issuer to not more than 15% of the then-outstanding fully diluted shares, (iv) to the Issuer, or (v) pursuant to any other exemption from registration under the Securities Act; provided that Terrific shall not, without the prior written consent of the Issuer, knowingly dispose or agree to dispose (directly or indirectly, or pursuant to any series of related transactions intentionally structured to circumvent this requirement) of all or any portion of its shares of Common Stock, in one or a series of transactions (other than through a widely-distributed public offering or pursuant to Rule 144 of the Securities Act), to a Prohibited Person (as defined therein), provided further that any Transfer after the Lockup Date (other than through a widely-distributed public offering or pursuant to Rule 144 of the Securities Act) of more than 5% of the issued and outstanding shares of Common Stock in a single or series of related transaction shall be subject to the Issuer's right of first offer.

The Stockholder Agreement also grants Terrific customary preemptive rights and registration rights with respect to shares of Common Stock.

Item 7.  Material to be Filed as Exhibits.

The Exhibit Index is incorporated herein by reference.

Schedule 13D CUSIP No. 00130H-10-5	Page 7 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:           March 19, 2010

CHINA INVESTMENT CORPORATION
By:	/s/ Lou Jiwei Name: Lou Jiwei Title: Chairman and CEO

TERRIFIC INVESTMENT CORPORATION
By:	/s/ Gao Xiqing Name: Gao Xiqing Title: Legal Representative

Schedule 13D CUSIP No. 00130H-10-5	Page 8 of 10

Schedule A

Officers and Directors of Terrific Investment Corporation

The following table sets forth the name, position with Terrific Investment Corporation and present principal occupation of each director and executive officer of Terrific Investment Corporation.  Unless otherwise indicated below, the business address of each such person is New Poly Plaza, No.1 Chaoyangmen Beidajie, Dongcheng District, Beijing, 100010, People’s Republic of China, and each such person is a citizen of the People's Republic of China.

Name, Business Address and Position with Terrific Investment Corporation	Present Principal Occupation or Employment

Gao Xiqing Executive Director	Vice Chairman, President and Chief Investment Officer of China Investment Corporation

Schedule 13D CUSIP No. 00130H-10-5	Page 9 of 10

Officers and Directors of China Investment Corporation

The following table sets forth the name, position with China Investment Corporation (“CIC”) and present principal occupation of each director and executive officer of CIC.  Unless otherwise indicated below, the business address of each such person is New Poly Plaza, No.1 Chaoyangmen Beidajie, Dongcheng District, Beijing, 100010, People’s Republic of China, and each such person is a citizen of the People's Republic of China.

Name, Business Address and Position with CIC	Present Principal Occupation or Employment
Lou Jiwei Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of CIC
Gao Xiqing Vice Chairman, President and Chief Investment Officer	Vice Chairman, President and Chief Investment Officer of CIC
Zhang Hongli Executive Director, Executive Vice President and Chief Operating Officer	Executive Director, Executive Vice President and Chief Operating Officer of CIC
Zhang Xiaoqiang 38 South Yuetan Street, Xicheng District, Beijing, China Non-Executive Director	Vice Chairman of the National Development and Reform Commission of the People’s Republic of China
Li Yong 3 Sanlihe Nansanxiang, Xicheng District, Beijing, China Non-Executive Director	Vice Minister of Finance of the People’s Republic of China
Fu Ziying 2 East Chang’an Street, Beijing, China Non-Executive Director	Vice Minister at the Ministry of Commerce of the People’s Republic of China
Liu Shiyu 32 Chengfang Street, Xicheng District, Beijing, China Non-Executive Director	Vice Governor of the People’s Bank of China
Hu Xiaolian 32 Chengfang Street, Xicheng District, Beijing, China Non-Executive Director	Vice Governor of the People’s Bank of China
Liu Zhongli 3 Sanlihe Nansanxiang, Xicheng District, Beijing, China Independent Director	Chair of the Chinese Institute of Certified Public Accountants
Wang Chunzheng No.22, Xianmen Street, Xicheng District, Beijing, China Independent Director	Executive Vice Chairman of China Center for International Economic Exchanges
Li Xin Employee Director	Employee Director and Head of Human Resource Department of CIC
Jin Liqun Chairman of Board of Supervisors	Chairman of Board of Supervisors of CIC
Yang Qingwei Executive Vice President and Deputy Chief Investment Officer	Executive Vice President and Deputy Chief Investment Officer of CIC
Xie Ping Executive Vice President	Executive Vice President of CIC
Wang Jianxi Executive Vice President and Chief Risk Officer	Executive Vice President and Chief Risk Officer of CIC
Liang Xiang Counselor	Counselor of CIC

Schedule 13D CUSIP No. 00130H-10-5	Page 10 of 10

EXHIBIT INDEX

Exhibit 1	Stock Purchase Agreement, dated November 6, 2009, by and between Terrific Investment Corporation and The AES Corporation.

Exhibit 2	Stockholder Agreement, dated March 12, 2010, by and between The AES Corporation and Terrific Investment Corporation.

Exhibit 3	Agreement of Joint Filing, dated March 19, 2010, by and between China Investment Corporation and Terrific Investment Corporation.